EXHIBIT 21.1

STEWART & STEVENSON LLC LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
EMDSI-Hunt Power, L.L.C.	Delaware

Stewart & Stevenson Distributor Holdings LLC	Delaware

Stewart & Stevenson Funding Corp.	Delaware

Stewart & Stevenson Manufacturing Technologies LLC	Delaware

Stewart & Stevenson Material Handling LLC	Delaware

Stewart & Stevenson Petroleum Services LLC	Delaware

Stewart & Stevenson Power Products LLC	Delaware

Stewart & Stevenson Truck Holdings LLC	Delaware

Stewart & Stevenson Canada Inc.	Canada

Stewart & Stevenson de Venezuela, S.A.	Venezuela

Transmisiones Y Embragues, S.A.	Venezuela

Rio Grande Services, S de R.L. de C.V.	Mexico

Stewart & Stevenson de las Americas Colombia Ltda.	Colombia

Stewart & Stevenson Hong Kong Limited	Hong Kong